

### Sarah Christian

I'm investing in FantasyBoss because it is a platform well poised to revolutionize fantasy sports, an industry with huge untapped potential. The fantasy sports industry has grown exponentially over the last decade both in terms of users and potential revenues, but the existing platforms regularly leave users frustrated and ignore opportunities for growth and revenue. I love that FantasyBoss is being designed to specifically target the untapped potential of the fantasy sports experience in a way that is both creative and innovative, which I'm confident will lead to widespread adoption of the platform by both existing fantasy sports players as well as new users who may not have been interested in playing fantasy sports in its traditional form. FantasyBoss' founder Ronald is a visionary with strong drive and determination to ensure this project succeeds. Ronald has big ideas, which he works tirelessly to bring to life, and his passion for FantasyBoss is contagious. He has established and built connections in the sports and gaming industry, and has pulled together a team of top professionals in the space to help his vision come to life. I'm confident his dedication will compel the company to success, both initially and as it scales over time.

**Invested $15,000 this round**